EXHIBIT A

TWO ROADS SHARED TRUST

INVESTOR CLASS

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Adopted: February 2, 2022

Fund Name	Maximum Aggregate Distribution Fee Rate and Shareholder Servicing Fee Rate
Tactical Dividend and Momentum Fund	1.00%
Holbrook Income Fund	1.00%
Holbrook Structured Income Fund	1.00%

Exh (m)(10) - 1